SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 23, 2003

                           Commission File No. 1-14110


                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Press release dated July 23, 2003, announcing second quarter results for 2003.

PRESS RELEASE

                               [GRAPHIC OMITTED]

                                                                   July 23, 2003

                          Second Quarter Results 2003
 (Provisional and none audited results. Definitive results will be approved by the Board on July 28. and will be published on July 29. at 7:30 AM)

For the second quarter of 2003, Pechiney announces earnings from operations of
(euro)67 million, down slightly from the (euro)71 million in the previous quarter. Net income in the second quarter totals (euro)12 million, after a net loss of (euro)1 million in the first quarter of the year.

Highlights

The main trends in the Group's earnings from operations were as follows.

o As in previous quarters, the Primary Aluminum sector, which reported earnings from operations of (euro)37 million, down from (euro)42 million, was affected by the depreciation of the US dollar. The (euro)/$ parity realized was 1.11 in the second quarter, compared with 1.04 in the first quarter and 0.90 in the second quarter of 2002. The recent stabilization of the US dollar observed in the markets is a positive factor for Pechiney as it is for all aluminum producers with reference to their production capacities outside the dollar zone.

o In the second quarter, the Aluminum Conversion sector confirmed the recovery reported in the previous quarter, with earnings from operations of
     (euro)14 million, versus (euro)15 million in the first quarter and (euro)9 million in the second quarter of 2002. Sales volume remained satisfactory particularly in aerospace in Europe, after the inventory depletion observed in 2002, and as additional orders for the A380 are only beginning their upward trend.

o At (euro)26 million, the Packaging sector reported earnings from operations identical to the first quarter. Boosted by good performances in controllable costs reductions, this result was achieved in spite of the fact that the cost of the plastic resins used in flexible packaging reached a high point during the quarter before starting to slide downwards, reflecting the decline in the price of oil.

Pechiney actively continued to implement its strategy during the second quarter with:

o New gains generated by the Pechiney Continuous Improvement System, totaling the cumulated sum of (euro)181 million since January 1, 2002;

o Two major acquisitions: that of the 65% equity interest held by the financial partners in the Aluminium Dunkerque smelter (effective as of December 30, 2003), which will increase the Group's attributable aluminum capacity by 17%, and the acquisition of Novacel, the Mexican leader in specialty flexible packaging, a transaction that is expected to be finalized during the summer.

Statement of income (French GAAP)

Million of euros                H1 2002       H1 2003        Million of euros                Q2 2002     Q1 2003*     Q2 2003
-----------------------------------------------------        ----------------------------------------------------------------
Net sales                         6,211         5,446        Net sales                         3,397       2,820        2,626
Earnings from operations            241           138        Earnings from operations            137          71           67
Restructuring expense, other       (70)          (76)        Restructuring expense, other
(expense) income                                             (expense) income                   (54)        (59)          (17)
Financial expense, net             (22)          (24)        Financial expense, net             (11)        (11)          (13)
Income tax expense                 (59)          (15)        Income tax expense                 (31)           5          (20)
Equity affiliates                     4             5        Equity affiliates                     3           2             3
Minority interests                    0           (3)        Minority interests                    4         (2)           (1)
Net Income before goodwill           94            25        Net Income before goodwill           48           6            19
Goodwill amortisation              (17)          (14)        Goodwill amortisation               (8)         (7)           (7)
except. Goodwill amortisation      (31)             -        except. Goodwill amortisation      (31)           -             -
Net income                           46            11        Net income                            9         (1)            12
Net Income Per share "A" ((euro))  0.57          0.14        Net Income Per share "A" ((euro))  0.11      (0.02)          0.15
-----------------------------------------------------        ----------------------------------------------------------------
Adjusted Net Income **              123            60        Adjusted Net Income **               74          37            23
Adj. Net inc. / share** bef. GW    1.78          0.95        Adj. Net inc. / share** bef. GW    1.04        0.56          0.39
Adj. net income per share**        1.56          0.77        Adj. net income per share**        0.94        0.47          0.30

(*) The accounting standard SFAS 143 "Accounting for Asset Retirement Obligations" was adopted during the second quarter of 2003, effective January 1, 2003. This change, which affects essentially the Primary Aluminum sector, resulted in a decrease of Earnings from Operations for the first quarter of 2003 by (euro)1 million and an improvement of net income for the first quarter of 2003 by (euro) 1 million.

(**) Published net income per share as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items. Pechiney believes that presenting net income is an additional measure of performance that investors can use to compare net income between reporting periods.

                                  Net Sales        Earnings from operations                           Principal indicators (***)
------------------------------------------------   ------------------------     ------------------------------------------------
Millions of euros           Q2       Q1       Q2       Q2   ***Q1       Q2                                  Q2       Q1       Q2
                          2002     2003     2003     2002    2003     2003                                2002     2003     2003
------------------------------------------------   ------------------------     ------------------------------------------------
Primary Aluminium          488      473      460       93      42       37      Average euro/U.S.$          0.92   1.07     1.14
Aluminium Conversion       703      659      618        9      15       14      Realised(euro)/$            0.90   1.04     1.11
Packaging                  614      559      549       40      26       26      LME average price ($/t)     1,377 1,392    1,380
International Trade      1,592    1,129      999       18      14       14      Average realized price      1,385 1,368    1,390
Central Costs                -        -        -     (23)    (26)      (24)     ($/t)
------------------------------------------------   ------------------------
Total                    3,397    2,820    2,626      137      71       67
                                              (***) Restated for the application of FAS 143.

Pursuant to article 7 of the COB Rule book no. 2002-04, this press release was disclosed to the Commission des Operations de Bourse before its release.

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

                                 *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forwardlooking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contact:                       Press Contacts:
Charles L. Ranunkel: Tel: 33 1 56 28 25 07        Chrystele Ivins: Tel: 33 1 56 28 24 18
                     Fax 33 1 56 28 33 38         chrystele.ivins@pechiney.com

PECHINEY
7, place du Chancelier Adenauer                   Stephan Giraud: Tel: 33 1 56 28 24 19
75116 Paris                                       stephan.giraud@pechiney.com
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 23, 2003                   PECHINEY


                                      By:    /s/ OLIVIER MALLET
                                             ------------------
                                      Name:  Olivier MALLET
                                      Title: Chief Financial Officer